UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Margaret A. Gibson, P.C.

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106	Page 1 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prairie Capital IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 667,500 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 667,500 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON PN

*	The calculation of this percentage is based on 18,462,197 shares of Common Stock outstanding, which is the sum of (i) 11,067,197 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 12, 2010, (ii) 7,200,000 shares of Common Stock issued upon exchange of the Issuer’s Series A Preferred Stock on May 13, 2010 as announced by the Issuer on May 13, 2010, and (iii) 195,000 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prairie Capital IV QP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 667,500 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 667,500 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON PN

*	The calculation of this percentage is based on 18,462,197 shares of Common Stock outstanding, which is the sum of (i) 11,067,197 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 12, 2010, (ii) 7,200,000 shares of Common Stock issued upon exchange of the Issuer’s Series A Preferred Stock on May 13, 2010 as announced by the Issuer on May 13, 2010, and (iii) 195,000 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniels & King Capital IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,335,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,335,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON OO

*	The calculation of this percentage is based on 18,462,197 shares of Common Stock outstanding, which is the sum of (i) 11,067,197 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 12, 2010, (ii) 7,200,000 shares of Common Stock issued upon exchange of the Issuer’s Series A Preferred Stock on May 13, 2010 as announced by the Issuer on May 13, 2010, and (iii) 195,000 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen V. King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,335,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,335,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON IN

*	The calculation of this percentage is based on 18,462,197 shares of Common Stock outstanding, which is the sum of (i) 11,067,197 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 12, 2010, (ii) 7,200,000 shares of Common Stock issued upon exchange of the Issuer’s Series A Preferred Stock on May 13, 2010 as announced by the Issuer on May 13, 2010, and (iii) 195,000 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Bryan Daniels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,335,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,335,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON IN

*	The calculation of this percentage is based on 18,462,197 shares of Common Stock outstanding, which is the sum of (i) 11,067,197 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 12, 2010, (ii) 7,200,000 shares of Common Stock issued upon exchange of the Issuer’s Series A Preferred Stock on May 13, 2010 as announced by the Issuer on May 13, 2010, and (iii) 195,000 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 6 of 9

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2008 (the “Schedule 13D”) by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs immediately following the fifth paragraph thereof:

On April 13, 2010, the Issuer offered to exchange three shares of Common Stock for each outstanding share of Series A Preferred Stock (the “Exchange Offer”). As a condition to the right of a holder of Series A Preferred Stock to participate in the Exchange Offer, such holder had to consent to an amendment of the Issuer’s Third Amended and Restated Certificate of Incorporation (the “Charter”) whereby the definition of “Mandatory Conversion Event” would be revised to mean the earliest to occur of the following dates: (i) the Fifth Anniversary Date (as defined in the Charter) and (ii) the date upon which no more than 1,200,000 shares of Series A Preferred Stock remain outstanding (the “Amendment Proposal”). The Amendment Proposal requires the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock.

On May 13, 2010, the transactions contemplated by the Exchange Offer were consummated and all 2,400,000 shares of the Issuer’s Series A Preferred Stock (including the Prairie Funds’ 380,000 shares of Series A Preferred Stock) were validly tendered and not withdrawn. In the aggregate, the Issuer issued 7,200,000 shares of Common Stock in exchange for 2,400,000 tendered shares of Series A Preferred Stock. The Prairie Funds received an aggregate of 1,140,000 shares of Common Stock in the Exchange Offer. All such shares of Series A Preferred Stock received by the Issuer in the Exchange Offer were retired upon receipt. See the Offer to Purchase dated April 13, 2010, filed by the Issuer with the Commission on Schedule TO on April 13, 2010 for additional information. The Offer to Purchase is not incorporated herein by reference and does not form a part of this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a) – (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on May 13, 2010 and (ii) the percentage of the outstanding Common Stock that such number represents. For purposes of this Schedule 13D, beneficial ownership includes shares of the Issuer’s Common Stock that (i) were issued to the Prairie Funds in the Exchange Offer and (ii) are issuable upon exercise of the Warrants held by the Prairie Funds that are currently exercisable. Except as otherwise indicated, the Reporting Persons believe that the beneficial

CUSIP No. 876851106	Page 7 of 9

owners of Common Stock listed below have shared investment and voting power with respect to the shares described below. The calculation of the percentages listed below is based on 18,462,197 shares of Common Stock outstanding, which is the sum of (i) 11,067,197 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 12, 2010, (ii) 7,200,000 shares of Common Stock issued upon exchange of the Issuer’s Series A Preferred Stock on May 13, 2010 as announced by the Issuer on May 13, 2010, and (iii) 195,000 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable.

Common Shares Beneficially Owned

Reporting Person	Common Shares	Warrants		Total		Percent
Prairie Capital IV, L.P.	570,000	97,500	(3)	667,500	(4)	3.6	%(5)

Prairie Capital IV QP, L.P.	570,000	97,500	(3)	667,500	(4)	3.6	%(5)

Daniels & King Capital IV, L.L.C. (1)	1,140,000	195,000		1,335,000		7.2%

C. Bryan Daniels (2)	1,140,000	195,000		1,335,000		7.2%

Stephen V. King (2)	1,140,000	195,000		1,335,000		7.2%

(1)	Consists of Common Stock beneficially owned by the Prairie Funds. Daniels & King, as the sole general partner of each Prairie Fund, may be deemed to beneficially own such shares.
(2)	Consists of Common Stock beneficially owned by the Prairie Funds. Messrs. Daniels and King, as the Managing Members of Daniels & King, which is the sole general partner of each Prairie Fund, may be deemed to beneficially own such shares.
(3)	Consists of 15 Warrants at an exercise price of $10.00 per share (subject to customary anti-dilution adjustments) for every $1,000 in principal amount of Subordinated Notes. The Warrants are exercisable at a price of $10.00 per share and are currently exercisable. The Prairie Funds anticipate paying the exercise price for the Warrants by using the “cashless exercise” feature of the Warrants or through equity contributions of the partners of each Prairie Fund and/or cash on hand.
(4)	The Prairie Funds each used: (i) $4,750,000 to purchase 190,000 shares of Series A Preferred Stock in 2008 (since exchanged for 570,000 shares of Common Stock) and (ii) $6,500,000 to purchase Subordinated Notes from the Bank, which notes include 15 Warrants to purchase the Issuer’s Common Stock at an exercise price of $10.00 per share for every $1,000 in principal amount of Subordinated Notes.
(5)	Because the Prairie Funds are obligated to take actions with respect to their investment on a pro rata basis, this percentage assumes the exercise of all Warrants held by each Prairie Fund in determining the total amount of the Issuer’s Common Stock outstanding.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

CUSIP No. 876851106	Page 8 of 9

(c)	Except as described in Item 4 hereof, which is incorporated herein by reference, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)	Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e)	Not applicable.

CUSIP No. 876851106	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2010

PRAIRIE CAPITAL IV, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Title:	Managing Member

PRAIRIE CAPITAL IV QP, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Title:	Managing Member

DANIELS & KING CAPITAL IV, L.L.C.

By:	/s/ C. Bryan Daniels
Name:	C. Bryan Daniels
Title:	Managing Member

By:	/s/ C. Bryan Daniels
C. Bryan Daniels

By:	/s/ Stephen V. King
Stephen V. King